REBUNDLE

Ditch the itch with plant-based braiding hair



Made from naturally extracted banana fiber, braid*better* is non-toxic, itch-free, and biodegradable after use.

braid*better* IS BEST SUITED FOR

- Sensitive scalps
- Allergies to synthetic hair
- Thinning hair and Alopecia
- Eczema and Seborrheic Dermatitis

1 in 3 women experience scalp irritation from the toxins in plastic synthetic hair. An estimated *30 million* pounds of plastic synthetic hair go into U.S. landfills each year.

KEY INGREDIENTS

Banana Fiber - 100% Natural fiber
Non-Toxic Dyes - Gentler & reduces irritation
Acacia Senegal Plant - Moisturizes hair & scalp
Grapeseed Oil - Helps hydrate, growth & shine

*This is a natural product, shedding will occur

PLANT-BASED BRAIDING HAIR

- Vegan
- Non-slip grip
- Excellent memory
- Hydrating formula
- Reusable up to 3 times
- Heat safe up to 350 degrees F
- Pre-stretched & pre-combed
- An average of 4 bundles are needed for medium knotless
- Available in 22" and 30"

AVAILABLE COLORS

Earth *Tones*

   

Natural   Jet   Salt   Chocolate

Sun *Tones*

  

Spice   Honey   Ocean